SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 March 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

25 March 2013

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PDMRs AND OTHER REMUNERATION DISCLOSURES

This announcement details share awards made under the Group's annual bonus and Long-Term Incentive Plans to Persons Discharging Managerial Responsibilities ("PDMRs"), transactions by PDMRs, and also contains other remuneration disclosures.  All share awards are made in the ordinary shares of the Group of 10 pence each ("Shares").

Notification of Transactions by PDMRs

The disclosures made in this section of the announcement are made pursuant to Disclosure and Transparency Rule 3.1.4. No consideration is payable for the grant of awards notified in this announcement.

The structure and principles of Group remuneration have been developed following extensive consultation with the Group's major shareholders. 2012 awards and remuneration design for 2013 are set out in detail in the Directors' Remuneration Report, which is published today as part of the Group's 2012 Annual Report and Accounts.  This is available on the 'Financial Performance' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Deferred Bonus Awards for 2012 Performance

Conditional rights to acquire shares under the Lloyds Banking Group Deferred Bonus Plan ("Deferred Bonus Plan") were awarded today in respect of 2012 performance ("Deferred Bonus Awards").  The first tranche will vest in June 2013 based on the prevailing share price, with the number of Shares notified to the market at that time. The remaining tranches will vest over the period September 2013 to September 2016 and are shown below. The Deferred Bonus Award for George Culmer will vest in March and September 2015.

Name of PDMR	Number of Shares Awarded 1
George Culmer	1,420,166
Andrew Bester	1,136,133
Alison Brittain	1,785,351
Juan Colombás	1,339,013
Mark Fisher	1,493,203
Antonio Lorenzo	1,136,133
David Nicholson	454,453
Toby Strauss	665,449
Matt Young	860,215
1 Based on a share price of 49.29 pence.

All Deferred Bonus Awards are subject to performance adjustment in full or in part if the performance that generated the award is found not to be sustainable.

Group Chief Executive Annual Bonus

On 1 March 2013, the Group announced its decision to award the Group Chief Executive, António Horta-Osório, a deferred annual performance bonus of £1,485,000 under the Group Deferred Bonus Plan. The award is a right to receive 3,012,781 Shares and is subject to the Group's normal performance adjustment policy and to the conditions set out below. The number of shares under award was determined by reference to a share price of 49.29 pence. At Mr Horta-Osório's request, the award will only vest if the Group's share price reaches 73.6 pence for a given period of time, or the UK Government sells at least 33 per cent of its shareholding in the Group at prices above 61 pence, in either case at any time during the five years following grant. The award cannot vest before the third anniversary of grant (even if one of these forfeiture conditions is satisfied earlier) and will be forfeited if neither of the conditions is satisfied before 26 March 2018. The performance adjustment policy will continue to apply after the third anniversary of grant of the award unless and until the conditions are satisfied. If the award vests between the third and fifth anniversaries of grant, Mr Horta-Osório must retain any vested Shares (net of any of his Shares sold on his behalf to meet income tax and National Insurance obligations) until the later of 26 March 2018 or 6 months following the date on which the award vests.

Long Term Incentive Plan - 2013 Awards

Conditional rights to acquire Shares were awarded today under the Group's Long Term Incentive Plan ("LTIP").  The LTIP awards will vest in 2016 subject to the satisfaction of stretching performance measures.

Name of PDMR	Maximum Number of Shares Awarded 1,2	Expected Value4
António Horta-Osório	7,425,441 3	£1,098,000
George Culmer	4,017,041	£594,000
Andrew Bester	3,905,457	£577,500
Alison Brittain	3,905,457	£577,500
Juan Colombás	3,576,283	£528,825
Mark Fisher	4,206,735	£622,050
Antonio Lorenzo	3,659,971	£541,200
David Nicholson	2,231,689	£330,000
Toby Strauss	2,929,093	£433,125
Matt Young	2,789,612	£412,500
1 Based on a share price of 49.29 pence.
2 Vesting in 2016 subject to the satisfaction of stretching performance measures.
3 Based on Mr Horta-Osório's 'reference salary' of £1,220,000.
4 The values for the LTIP awards are shown on an expected value basis. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting.

Sale of Shares

On 25 March 2013, we were notified that on 20 March 2013, Mark Fisher sold 980,934 Shares at 49.4 pence per Share.

All of the above transactions took place in the United Kingdom and the Shares are listed on the London Stock Exchange.

Other Remuneration Disclosures

Set out below are details of the emoluments of the eight highest paid senior executives and the number of colleagues earning in excess of £1 million.

Emoluments of the Eight Highest Paid Senior Executives*

The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2012 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	400	245	977	500	754	924	1,052	700
Total fixed	400	245	977	500	754	924	1,052	700
Variable1
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	0	0	0	0	0	0	0	0
Deferred shares	783	373	498	998	918	823	698	1,098
Long term incentive plan2	0	618	0	0	0	0	0	0
Total variable pay	785	993	500	1,000	920	825	700	1,100
Pension cost3	80	49	106	100	189	160	164	175
Total Remuneration	1,265	1,287	1,583	1,600	1,863	1,909	1,916	1,975

1 Variable pay in respect of performance year 2012.
2 LTIP values shown reflect awards for which the performance period ended in 2012.
3 Pension cost based on a percentage of salary according to level.
* Includes members of the Group Executive Committee and Senior Executive level colleagues.

Colleagues Earning in Excess of £1 Million

The table below shows the number of colleagues (including Executive Directors and the eight Highest Paid Senior Executives) earning total remuneration in excess of £1 million in respect of the 2012 performance year.

Total Remuneration for 20121	£1,000,000 to £1,999,999	£2,000,000 to £2,999,999
All Colleagues	20	5
1 Total remuneration has been determined on the same basis as the schedule of the Eight Highest Paid Senior Executives.

For further information:

Investor Relations Charles King Investor Relations Director charles.king@finance.lloydsbanking.com +44 (0)20 7356 3537	Corporate Affairs Matthew Young Group Corporate Affairs Director matt.young@lloydsbanking.com +44 (0)20 7356 2231

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 25 March 2013